LETTER OF AGREEMENT

THIS LETTER OF AGREEMENT is entered into this 2nd day of February, 2007, by, between, and among United Heritage Financial Group, Inc., an intermediate mutual insurance holding company organized under the Idaho Code (hereinafter "UHFG"), and its direct subsidiary United Heritage Financial Services, Inc., an NASD member Broker Dealer and Idaho corporation (hereinafter "UHFS;" collectively both companies to be referred to as "United Heritage"), and Integrity Mutual Funds, Inc., a publicly traded North Dakota corporation (hereinafter "IMFD.")

RECITALS

1. Discussions have taken place between the principals of IMFD and the principals of United Heritage regarding the acquisition of the certain assets of UHFS by IMFD.

2. This letter sets forth the mutual intentions of the entities described herein regarding a transaction between United Heritage and IMFD whereby IMFD would acquire certain assets of UHFS and those assets would be then immediately transferred to Capital Financial Services, Inc. ("CFS"), a NASD Member Broker Dealer and wholly owned subsidiary of IMFD.

3. The transaction by which certain of the assets of UHFS described further herein are to be acquired by IMFD is hereinafter referred to as the "Acquisition."

4. It is the goal of the parties to complete the Acquisition as soon as practicable.

NOW, THEREFORE, LET IT BE UNDERSTOOD AS FOLLOWS:

1. UHFS Assets Subject to Acquisition by IMFD

In exchange for the consideration set forth in Section 2, infra, IMFD shall acquire for the benefit of CFS the following assets of UHFS: the existing contractual rights and obligations of UHFS in any and all agreements UHFS may have with any current Registered Representatives; the existing contractual rights and obligations of UHFS in any and all agreements UHFS may have with Investigo; the existing contractual rights and obligations of UHFS in any and all agreements UHFS may have with Pershing; and the existing contractual rights and obligations of UHFS in any other sales agreements to which UHFS is a party and which IMFD wishes to assume. UHFG and UHFS will use their best efforts to encourage Registered Representatives to sign with CFS.

On the closing date which is set as February 28, 2007, UHFS and CFS will cooperate to effect a bulk Temporary Agent Transfer ("tat") of all the UHFS Registered Representatives to CFS via the National Association of Securities Dealers' CRD system. Additionally, on the closing date the UHFS Assets described above will be transferred and assigned to CFS. For a period of 60 days following the closing date, UHFS will continue to process commissions received by it and shall pay over to the former UHFS Registered Representatives from said commissions received, the applicable percentage commission payouts in accordance with such individual Registered Representatives' agreements with UHFS. After 60 days from closing UHFS will assign and

JW 08

immediately transfer any and all commissions to CFS and CFS will process such commissions as so transferred and received by it and pay over to the applicable former UHFS Registered Representatives from said commissions received, the applicable percentage commission payouts in accordance with such individual Registered Representatives' agreements with CFS.

2. IMFD's Consideration for Acquisition of Assets

In exchange for receipt of those assets of UHFS set forth above, IMFD agrees to pay to United Heritage the following consideration:

a. At the date of closing, 500,000 shares of restricted IMFD stock; and

b. A deferred conditional cash payment totaling $900,000 to be paid in 21 quarterly installments.

The conditional sales price of $900,000 is agreed to by UHFG and IMFD based upon the audited historical financial statements of UHFS, potential growth and the review thereof by IMFD..

The deferred conditional cash payment totaling $900,000 is to be paid in 21 quarterly installments (two partial quarters and 19 full quarters), each individual installment in the face amount of $45,000 for each full quarter and a prorated amount for the two partial quarters, subject to the independent adjustment as described in the paragraph below. Each of the 21 quarterly installments shall be associated (linked) with a calendar quarter beginning with the quarter starting January 1, 2007. The first installment linked to the calendar quarter beginning January 1, 2007 and ending March 31, 2007 shall be due May 15, 2007. Each of the successive nineteen installments thereafter shall be payable 45 days from the end of each preceding associated calendar quarter.

The first quarter shall be a partial quarter, beginning on the closing date of this transaction and ending on March 31, 2007. The final quarter shall be a partial quarter which shall begin January 1, 2012 and end five years from the closing date of this transaction. For each partial quarter the $45,000 face amount payment shall be prorated to an amount equal to the number of days in the partial quarter divided by 90 x $45,000.

<u>Number of days in the partial quarter/90</u> x $45,000 = face amount of partial installment payment

Adjustments to quarterly installments.

Each of the twenty-one quarterly installments shall be reduced in accordance with the following formulas:

For each full quarterly installment due, the amount payable shall be reduced from the face amount of $45,000 by an amount equal to $30.00 for each $1,000 increment or fraction thereof by which the associated calendar quarter Gross Dealer Concession ("GDC") during each applicable associated quarter is less than $1,500,000. For purposes of this agreement and this section, GDC revenue includes stock commissions, 12(b)(1) fees, and other related revenue

JJW
DG

derived through (1) the efforts of the Registered Representatives transferred to CFS by UHFS in this transaction; and (2) commissions generated directly by the stock transactions by UHFG and its subsidiaries, pursuant to Section 3(d), infra.

For example, if the applicable GDC for the quarter ending June 30, 2007 is $1,100,550, the face amount of the quarterly installment due August 15, 2007 would be reduced by $12,000 from $45,000 to $33,000.

1,500,000 – 1,100,550 = 399,450

399,450 / 1000 =399.45 increments of 1000 (400 increments with the rounded fractional portion)

400 x $30.00 = $12,000 reduction in the quarterly payment

The amount of any quarterly installment will not be increased above $45,000 if the applicable GDC is greater than $1,500,000.

For each of the two partial quarterly installment due, the amount payable shall be reduced from it's face installment amount by an amount equal to $30.00 for each $1,000 increment or fraction thereof by which the associated calendar quarter Gross Dealer Concession ("GDC") during each applicable associated quarter is less than the amount calculated by taking the number of days in the partial quarter divided by 90 times $1,500,000. For purposes of this agreement and this section, GDC revenue includes stock commissions, 12(b)(1) fees, and other related revenue derived through (1) the efforts of the Registered Representatives transferred to CFS by UHFS in this transaction; and (2) commissions generated directly by the stock transactions by UHFG and its subsidiaries, pursuant to Section 3(d), infra.

For example, if closing were on February 1, 2007, the adjusted GDC for quarter ending March 31, 2007 would be $983,333 (59 days in the partial quarter divided by 90 days times $1,500,000), with the quarterly payment of $29,500 (59 days in the partial quarter divided by 90 days times $45,000). Thus if the applicable GDC for the quarter ending March 31, 2007 is actually only $850,000, the face amount of the quarterly installment due May 15, 2007 would be reduced by $4,020 from $29,500 to $25,480.

983,333 – 850,000 = 133,333

133,333 / 1000 =133.33 increments of 1000 (134 increments with the rounded fractional portion)

134 x $30.00 = $4,020 reduction in the quarterly payment

Additional Reduction of Payment. In addition to the adjustments in the payments described above, for the period beginning with the closing date hereof and ending on December 31, 2007, the cash payment as calculated above shall be reduced by 16.67% (this 16.67% reduction is hereinafter called "the excluded payment"). In lieu of United Heritage receiving the excluded

JJW
AY

payment, the parties hereto agree that CFS will pay the equivalent amount of the excluded payment as additional compensation to the transferred UHFS registered representatives (who remain associated with CFS) on a pro-rata basis based upon the production of each individual registered representative in the transferred UHFS registered representative group.

c. At the time of closing, IMFD will reimburse UHFS for the $25,000 deposit UHFS has placed with Pershing and UHFS will assign all rights to its $25,000 deposit at Pershing to IMFD. In the alternative, IMFD may elect to submit its own $25,000 deposit to Pershing; in this event, UHFS shall be entitled to obtain a refund of its $25,000 deposit directly from Pershing.

3. United Heritage's Covenants and Obligations

a. United Heritage shall provide IMFD with access to UHFS' books and records in order that IMFD may make a reasonable investigation of UHFS' business affairs as such books and records relate to the Acquisition. At closing United Heritage will provide to CFS all documents, records and access to computerized data necessary to efficiently block transfer or otherwise individually transfer the UHFS registered representatives to CFS and shall fully cooperate in the transfer of such registered representatives. United Heritage will provide CFS with all registered representative contracts, personnel files, U-4 data and other regulatory information and documentation maintained by UHFS on its registered representatives. United Heritage will provide to CFS all customer account information, customer files, documents, records and access to computerized data necessary to efficiently block transfer the customers of UHFS to CFS and shall fully cooperate in the transfer of such customers.

b. UHFS will pay all contract cancellation fees related to the cancellation of any and all software-related agreements with Foxtrot.

c. United Heritage and all affiliated companies of United Heritage shall use the brokerage services of CFS for all stock transactions (except for private placements) for a period of five (5) years after the closing of the Acquisition at the fee structure set forth on Exhibit A hereto.

d. After closing and then at the appropriate time United Heritage shall notify their E&O Company (Clarendon America Insurance Company) to cancel their current policy. The refund on the policy will be assigned by United Heritage to CFS to be used for replacement coverage for the assigned registered representatives under CFS's E&O policy, which is also with Clarendon.

4. IMFD's Covenants and Obligations

a. IMFD shall be responsible for any duplicate 2007 Registered Representative licensing fees.

b. IMFD shall reimburse United Heritage for Sonja Thomson's salary and benefits in an amount agreed to be $5,000 per month for her services for a period of four months after the close of the Acquisition. This period of time may be extended upon written agreement of the parties

JW 07

hereto. If Ms. Thomson ceases to be employed during the four month period, then IMFD shall be responsible for the pro rata portion to be paid in arrears on a monthly basis.

c. After the closing of the Acquisition, IMFD, while the transferred Registered Representatives are licensed with CFS, shall continue to collect any and all debts and money due and owing to UHFS prior to the closing by any transferred Registered Representatives, and forward promptly to UHFS all such funds until such time as all pre-existing debts are repaid. UHFS will provide a list of Registered Representatives' Agreements regarding debts to UHFS and payback schedules. With respect to such Registered Representative debts to UHFS, IMFD shall have no liability whatsoever to UHFS or United Heritage for any of the transferred Registered Representative debts and is only acting in an accommodation capacity with respect to the collection from commissions due and forwarding of such payments.

d. After the closing of the Acquisition, IMFD shall not terminate the contract of any Registered Representative who is also under contract as an agent of any affiliated company of United Heritage without first consulting United Heritage. CFS may terminate any Registered Representative at any time, at its discretion, for violation of CFS policy and procedures, and for SRO, SEC or State regulatory violations.

5. Subsequent to the execution of this Letter of Agreement and prior to the closing of the Acquisition, the following affirmative covenants shall apply:

a. The parties shall maintain and preserve their corporate existence, intellectual property, and assets;

b. The parties shall pay all of their own applicable taxes and other government charges;

c. The parties shall provide to all other parties prompt notice of any material events, including changes in location of assets, claims or litigation, material adverse changes or defaults under any loan or related credit agreements;

d. UHFS shall timely furnish IMFD with period financial statements and such other financial reports upon request of IMFD;

e. Each party shall pay its own applicable insurance premiums, including premiums on directors and officers liability insurance;

f. At the time of the closing of the Acquisition, UHFS shall warrant to IMFD that there have been no material changes to UHFS' financial statements since December 2006; and

g. UHFS shall disclose to IMFD all material pending and threatened legal claims and litigation and any material negative changes in its financial condition prior to closing.

6. After execution of the Letter of Agreement and until the closing of the Acquisition, the following negative covenants apply:

JJW og

a. UHFS shall not merge, consolidate, or sell all or substantially all of its assets or securities;

b. UHFS shall not make any acquisitions of material assets or business, excluding investments made in the normal course of its business;

c. UHFS shall not incur indebtedness for borrowed money or capitalized lease obligations without prior written consent of IMFD;

d. UHFS shall not incur additional liens, mortgages, or security interests without prior written consent of IMFD;

e. UHFS shall not enter into or consummate any transfer or sale of properties or provide funds or credit to any third parties (other than entering into transactions in the ordinary course of business); and

f. UHFS shall not amend or terminate any material agreements, other than those in the ordinary course of business.

7. The effective date of the Letter of Agreement shall be the date when the Letter has been signed by United Heritage and IMFD. The parties hereto may terminate this Agreement at any time prior to closing of the Acquisition upon mutual agreement made in writing. In the event this Agreement is terminated pursuant to this paragraph or paragraphs 8 or 9 below, then each party shall be released from any further obligation hereunder and, in addition, neither party shall be obligated to the other with respect to any amount including, but not limited to, costs, fees and expenses incurred incident this Agreement and activities in connection herewith.

8. United Heritage's obligation to consummate the Acquisition and to take any other actions required to be taken by United Heritage hereunder are subject to the satisfaction of each of the following conditions (any of which may be waived by United Heritage, in whole or in part): (i) all of IMFD's covenants set forth herein shall be and shall have been accurate in all material respects as of the date of this Agreement, and shall continue to be accurate in all material respects; and (ii) all of the agreements, covenants and obligations that IMFD is required to perform or to comply with pursuant to this Agreement at the time of or prior to the effective date of the Acquisition and each of these covenants and obligations (considered individually), shall have been duly performed and complied with in all respects. United Heritage may terminate this Agreement by written notice to IMFD in the event of IMFD's failure to satisfy the requirements of the foregoing subparts (i) or (ii) of this paragraph, or any other breach by IMFD of this Agreement.

9. IMFD's obligation to consummate the Acquisition and to take any other actions required to be taken by IMFD hereunder are subject to the satisfaction of each of the following conditions (any of which may be waived by IMFD, in whole or in part): (i) all of UHFG's covenants set forth herein shall be and shall have been accurate in all material respects as of the date of this Agreement, and shall continue to be accurate in all material respects; and (ii) all of the agreements, covenants and obligations that UHFG is required to perform or to comply with

JW AF

pursuant to this Agreement at the time of or prior to the effective date of the Acquisition shall have been duly performed and complied with in all respects. IMFD may terminate this Agreement by written notice to United Heritage in the event of United Heritage's failure to satisfy the requirements of the foregoing subparts (i) or (ii) of this paragraph, or any breach by United Heritage of this Agreement.

10. United Heritage agrees to indemnify and hold IMFD (including its directors, officers, executives, and employees) harmless from all claims, damages, liabilities (including attorneys' fees and legal expenses), causes of action, actions, suits, and other legal proceedings (cumulative, "Claims") brought, threatened or filed by third parties against IMFD arising out of actions or inaction of or on behalf of United Heritage pursuant to the Letter of Agreement. United Heritage shall immediately provide IMFD with written notice of any such Claims. United Heritage, upon the request of IMFD, shall defend IMFD from such Claims and pay the attorney's fees, legal expenses, and other costs incurred in connection therewith. In the event United Heritage fails to defend IMFD from such Claims, IMFD shall be entitled to employ its own legal counsel to defend such Claims at United Heritage's cost.

11. IMFD agrees to indemnify and hold United Heritage (including its direct and indirect subsidiaries, and the directors, officers, executives, and employees thereof) harmless from all claims, damages, liabilities (including attorneys' fees and legal expenses), causes of action, actions, suits, and other legal proceedings (cumulative, "Claims") brought, threatened or filed by third parties against United Heritage arising out of actions or inaction of or on behalf of IMFD pursuant to this Letter of Agreement. United Heritage shall immediately provide IMFD with written notice of any such Claims. IMFD, upon the request of United Heritage, shall defend United Heritage from such Claims and pay the attorneys' fees, legal expenses, and other costs incurred in connection therewith. In the event IMFD fails to defend United Heritage from such Claims, United Heritage shall be entitled to employ its own legal counsel to defend such Claims at IMFD's cost.

12. It is expressly agreed that none of the parties hereto have the right to assign its rights under this Letter of Agreement without the prior written consent of the other parties.

13. This Letter of Agreement constitutes the entire Agreement between the Parties, and all prior representations or agreements by or between the parties are hereby superseded and replaced by this Agreement unless otherwise stated herein. Nothing that either Party has said before execution of this Agreement or afterward modifies this Agreement unless there is a written modification to this document. Furthermore, should either Party waive any performance required of the other, whether on one occasion or on several, such waiver or waivers will not operate to modify this contract so as to keep any Party from insisting on any performance that the Party has waived in the past.

14. The Parties agree that North Dakota law governs the interpretation of this Letter of Agreement.

JJW ag

15. Any disputes that may arise under or be related to this Letter of Agreement shall be subject to mandatory and binding arbitration under the Commercial Arbitration Rules of the American Arbitration Association.

16. UHFG and UHFS shall execute a non-compete agreement to the benefit of CFS and IMFD in the form attached as Exhibit B.

SIGNATURE PAGE FOLLOWS

JJW

IN WITNESS WHEREOF, the foregoing accurately reflects our mutual agreement and understanding, therefore the parties hereto have signed this the day and year below

February 2, 2007

UNITED HERITAGE FINANCIAL GROUP, INC.

By [signature]
Its President and CEO

February 2, 2007

UNITED HERITAGE FINANCIAL SERVICES, INC.

By [signature]
Its President

February 2, 2007

INTEGRITY MUTUAL FUNDS, INC.

By [signature] Mark R. Anderson
Its President / CEO

11W08

EXHIBIT A

Stock Price	Commission per Share*
0- $10 per share	$.02
$10.01 - $30 per share	$.03
$30.01 - $50 per share	$.04
Above $50 per share	$.05

* Every transaction is subject to a $30 minimum

llw or